Shimoda Marketing, Inc.

116 West McLeroy Blvd.

Saginaw, TX 76179

July 20, 2009

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4631

Washington, DC 20549-7010

Re:

Shimoda Marketing, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 000-53378

Dear Mr. Cash:

This letter is being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of July 1, 2009 (the “Letter”) directed to Shimoda Marketing, Inc. (“SMI” or the “Company”) regarding the referenced annual report on Form 10-K and quarterly report on Form 10-Q.  We will respond to each of the numerical paragraphs containing the Commission staff’s comments in the order in which they appear in the Letter.

1.

The Commission staff’s comment is acknowledged and the Company’s future annual and quarterly filings will include the additional information requested regarding reasons for significant period-to-period fluctuations in the discussion of results of operations.

2.

The Commission staff’s comment is acknowledged and the Company’s future annual report filings will present the evaluation of disclosure controls and procedures separately from management's annual report on internal control over financial reporting.

3.

The Commission staff’s comment is acknowledged and this letter will confirm that the Company considers its limited internal resources and lack of ability to have multiple levels of transactional review to be a material weakness.  We will include in future filings a disclosure as to whether and how we are remediating any weakness disclosed regarding our report on internal control over financial reporting.

4.

The Commission staff’s comment is acknowledged and this letter will confirm that there were no changes to internal control over financial reporting during the last fiscal quarter for the period ended March 31, 2009.  We will include in future filings the disclosure required by Item 308T(b) of Regulation S-X.

5.

The Commission staff’s comment is acknowledged and the Company’s future filings will disclose the facts and circumstances regarding the October 2008 stock split.  Further,

Mr. John Cash,

Accounting Br. Chief

RE: Shimoda Marketing

July 20, 2009

future annual and quarterly filings will be revised for all periods presented to retroactively adjust EPS as required by paragraph 54 of SFAS 128.

6.

The Commission staff’s comment is acknowledged and the Company advises that all short-term investments are highly liquid as required by SFAS 95.  Our future filings will clarify that such short-term investments are highly liquid.

7.

The Commission staff’s comment is acknowledged and the Company’s future filings will provide income tax disclosures for each period presented, as required by SFAS 95.

8.

The Commission staff’s comment is acknowledged and the Company advises that the maturity term of the debt obligation is December 31, 2010.  Our future filings will disclose the maturity term of this debt obligation.

9.

The Commission staff’s comment is acknowledged and the Company advises that its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, are not effective for the fiscal quarter ended March 31, 2009.  Our future filings will include the correct wording required by Item 307 of Regulation S-K. Further, our future quarterly filings will provide only the information required by Items 307 and 308T(b) of Regulation S-K.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

SHIMODA MARKETING, INC.

/s/:  Michael B. Cranfill

Michael B. Cranfill,

Chief Executive Officer

Chief Financial Officer